Exhibit 99.2

Interim Financial Statements of
(Unaudited)

Acasti pharma inc.

Three-month periods ended June 30, 2019 and June 30, 2018

Acasti pharma INC.

Interim Financial Statements

(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

Financial Statements
Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

Acasti pharma INC.

Interim Statements of Financial Position

(Unaudited)

As at June 30, 2019 and as at March 31, 2019

		June 30, 2019	March 31, 2019
(thousands of Canadian dollars)	Notes	$	$

Assets

Current assets:
Cash and cash equivalents		20,921	22,521
Marketable securities	4	4,484	11,865
Receivables		1,846	1,586
Other Assets	5	65	65
Deferred financing costs		179	179
Prepaid expenses		608	1,115
Total current assets		28,103	37,331

Marketable securities	4	-	27
Other Assets	5	557	557
Equipment		2,720	2,813
Intangible assets		7,162	7,743
Total assets		38,542	48,471

Liabilities and Equity

Current liabilities:
Trade and other payables		15,624	16,429
Unsecured convertible debentures		1,867	1,817
Total current liabilities		17,491	18,246

Derivative warrant liabilities	7,8(b)	17,484	16,263
Total liabilities		34,975	34,509

Equity:
Share capital		130,354	129,318
Other equity		309	309
Contributed surplus		8,605	8,280
Deficit		(135,701)	(123,945)
Total equity		3,567	13,962

Commitments and contingencies	13

Total liabilities and equity		38,542	48,471

See accompanying notes to unaudited interim financial statements.

1

Acasti pharma INC.

Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

		June 30, 2019	June 30, 2018
(thousands of Canadian dollars, except per share data)	Notes	$	$

Research and development expenses, net of government assistance	9	(8,219)	(8,887)
General and administrative expenses		(1,486)	(1,036)
Sales and marketing expenses		(934)	-
Loss from operating activities		(10,639)	(9,923)

Financial (expenses), income, net	10	(1,117)	2,502

Net loss and total comprehensive loss		(11,756)	(7,421)

Basic and diluted loss per share		(0.15)	(0.23)

Weighted average number of shares outstanding		78,638,075	31,830,246

See accompanying notes to unaudited interim financial statements

2

Acasti pharma INC.

Interim Statements of Changes in Equity

(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, March 31, 2019		78,132,734	129,318	309	8,280	(123,945)	13,962

Net loss and total comprehensive loss for the period		-	-	-	-	(11,756)	(11,756)
		78,132,734	129,318	309	8,280	(135,701)	2,206
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Shares issued as settlement		900,000	990	-	-	-	990
Warrants exercised		20,000	44	-	-	-	44
Share-based payment transactions	11	3,000	2	-	325	-	327
Total contributions by and distributions to equity holders		923,000	1,036	-	325	-	1,361
Balance at June 30, 2019		79,055,734	130,354	309	8,605	(135,701)	3,567

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, March 31, 2018		25,638,215	73,338	309	6,956	(72,379)	8,224

Net loss and total comprehensive loss for the period		-	-	-	-	(7,421)	(7,421)
		25,638,215	73,338	309	6,956	(79,800)	803
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering		10,959,500	6,162	-	283	-	6,445
Share-based payment transactions	11	-	-	-	251	-	251
Issuance of shares for payment of interest on convertible debentures	8 (a)	30,348	40	-	-	-	40
Total contributions by and distributions to equity holders		10,989,848	6,202	-	534	-	6,736
Balance at June 30, 2018		36,628,063	79,540	309	7,490	(79,800)	7,539

See accompanying notes to unaudited interim financial statements.

3

Acasti pharma INC.

Interim Statements of Cash Flows

(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

		June 30, 2019	June 30, 2018
(thousands of Canadian dollars)	Notes	$	$

Cash flows used in operating activities:
Net loss for the period		(11,756)	(7,421)
Adjustments:
Amortization of intangible assets		581	580
Depreciation of equipment		118	104
Stock-based compensation	11	325	251
Financial expense (income), net	10	1,117	(2,502)
Realized foreign exchange loss		(5)	(124)
		(9,620)	(9,112)
Changes in non-cash operating items	12	461	3,482
Net cash used in operating activities		(9,159)	(5,630)

Cash flows from (used in) investing activities:
Interest received		138	17
Maturity of marketable securities		10,108	-
Acquisition of marketable securities		(2,700)	-
Acquisition of equipment		(26)	(287)
Net cash from (used in) investing activities		7,520	(270)

Cash flows used in financing activities:
Gross proceeds from public offering, net of transaction costs		-	10,439
Interest paid		(40)	(2)
Net cash (used in) from financing activities		(40)	10,437

Foreign exchange gain on cash and cash equivalents held in foreign currencies		79	100
Net (decrease) increase in cash and cash equivalents		(1,600)	4,637

Cash and cash equivalents, beginning of period		22,521	8,223
Cash and cash equivalents, end of period		20,921	12,860

Cash and cash equivalents is comprised of:
Cash		1,480	1,845
Cash equivalents		19,441	11,015

See accompanying notes to unaudited interim financial statements.

4

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

1.	Reporting entity:

Acasti Pharma Inc. (Acasti or the Corporation) is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3.

The Corporation is subject to a number of risks associated with its ongoing priorities, including the conduct of its clinical program and its results, the establishment of strategic alliances and the development of new pharmaceutical products and their marketing. The Corporation’s current product in development requires approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. Certain risks have been reduced for the longer term with the outcome of the Corporation’s actions, including its intellectual property strategy execution with filed patent applications in more than 20 jurisdictions, with more than 20 issued patents and with numerous additional patent applications pending.

The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The ability of the Corporation to complete the needed financing and ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

2.	Basis of preparation:

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with those accounting policies followed by the Corporation and disclosed in note 3 of its most recent audited annual financial statements, except for the new Lease standard (See note 3).Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly, the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended March 31, 2019.

The financial statements were authorized for issue by the Board of Directors on August 13, 2019.

5

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

2.	Basis of preparation (continued):

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 11); and,

•	Derivative warrant liabilities measured at fair value on a recurring basis (note 7).

(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $28.1 million as at June 30, 2019 include cash and cash equivalents totaling $20.9 million, and marketable securities of $4.5 million mainly generated by the net proceeds from the recent Public Offerings. The Corporation’s current liabilities total $17.5 million at June 30, 2019 and are comprised primarily of amounts due to or accrued for creditors. Management projects that additional funds will be needed in the future for activities necessary to prepare for commercial launch, including the scale up of our manufacturing operations, the completion of the potential regulatory (NDA) submission package (assuming positive Phase 3 clinical results), and the expansion of business development and US commercial launch activities. The Corporation is working towards development of strategic partner relationships, as well as actively seeking additional non-dilutive funds in the future, but there can be no assurance as to when or whether Acasti will complete any strategic collaborations or succeed in identifying non-dilutive funding sources. Consequently, the Corporation may need to raise additional equity capital in the future to fund these activities. In particular, raising additional capital is subject to market conditions and is not within the Corporation’s control. If the Corporation does not raise additional funds or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements (Note 2(c)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 7) and stock-based compensation (note 11).

6

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

2.	Basis of preparation (continued):

(e)	Use of estimates and judgments (continued):

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended March 31, 2019 except they include the new standards, and amendments to standards, which are effective for the period beginning on April 1, 2019 and have been adopted by the Corporation.

Adoption of new accounting standards:

(i)	Leases – IFRS 16

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless an entity elects to exclude leases with a term of less than 12 months, or the underlying asset has a low value.

Effective April 1, 2019, the Corporation elected to apply the modified retrospective adoption / transition method to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases for which it is not required to recognize a right-of-use asset and a corresponding lease liability. The Corporation also elected to not apply IFRS 16 when the underlying asset in a lease is of low value. As at June 30, 2019, the Corporation only had leases that met the exemption elected, as a result the implementation of the standard had no impact on its Financial Statements.

4.	Marketable Securities

As at June 30, 2019, and March 31, 2019, the Corporation had various marketable securities with maturities greater than 90 days at the time of purchase as follows:

	June 30, 2019	March 31, 2019
	$	$

Term deposit issued in US currency [US $20], earning interest at 2.43% and maturing on March 12, 2020	26	—
Term deposit issued in CAD currency, earning interest at 2.1% and maturing on August 6th, 2019	1,500	—
Treasury bills issued in CAD currency,earning interest at 1.89% and maturing on July 25, 2019	2,958	—
Term deposits issued in US currency [US $2,020], earning interest at 2.50% and maturing on various dates from April 8, 2019 to March 12, 2020	—	2,696
Treasury bills issued in CAD currency earning interest at rates ranging from 1.83% to 1.90% and maturing on various dates from April 2, 2019 to July 25, 2019	—	9,196
Total Marketable securities	4,484	11,892

Current marketable securities	4,484	11,865
Marketable securities	—	27

7

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

5.	Other Assets:

As at June 30, 2019, the Corporation owned a reserve of krill oil for a total of $622 of which, $65 are expected to be used during the next twelve months in the R&D production processes and for NKPL66 manufacturing, and therefore it is presented as current other asset in the Statement of Financial Position.

6.	Related parties:

Neptune Technologies (Neptune) Acasti’s former parent company, owned approximately 3.7% of the issued and outstanding Class A common shares of the Corporation as at June 30, 2019. Neptune’s ownership was reduced below a control position, following Acasti’s U.S. public financing activities in December 2017 and January 2018.

(a)	Administrative expenses:

Neptune has charged the Corporation for certain costs incurred by Neptune for the benefit of the Corporation. Over the last year, the Corporation has almost fully eliminated its dependence on the support of Neptune for its G&A needs and in consequence, the Corporation is now incurring incremental costs because of increased administrative expenses and headcount.

During the three-months ended June 30, 2019, the Corporation recognized expenses of $40, in G&A expenses in relation to supplies and incremental costs, compared to $73, for the three-months ended June 30, 2018. The account payable to Neptune amounted to $15 at June 30, 2019, and $2 at March 31, 2019.

(b)	Key management personnel compensation:

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three periods ended June 30, 2019 and 2018:

	June 30, 2019	June 30, 2018
	$	$

Compensation	422	392
Share-based compensation costs	233	227
Total key management personnel compensation	655	619

7.	Derivative warrant liabilities:

The warrants issued as part of the public offering of units composed of class A shares (Common Shares) and Common Shares purchase warrants on both May 9, 2018 and May 14, 2018 (see note 7) are derivative liabilities (“Derivative warrant liabilities”) given the warrant indenture contains certain contingent provisions that allow for cash settlement.

The warrants issued as part of a public offering of units composed of class A shares (Common Shares) and Common Shares purchase warrants on both December 27, 2017 and December 3, 2013 are derivative liabilities (“Derivative warrant liabilities”) given the currency of the exercise price is different from the Corporation’s functional currency.

The derivative warrant liabilities are measured at fair value at every reporting period and the reconciliation of changes in fair value for the three-month periods ended June 30, 2019 and 2018 is presented in the following table:

8

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

7.	Derivative warrant liabilities (continued):

	Warrant liabilities issued May 2018		Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013[1]
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$	$	$
Balance – beginning of period	8,246	—	8,016	6,405	—	21
Issued during period	—	4,272	—	—	—	—
Change in fair value of derivative warrant liabilities	666	(365)	556	(2,847)	—	(21)
Balance – end of period	8,912	3,907	8,572	3,558	—	—

Fair value per share issuable	0.88	0.36	0.87	0.40	—	—

(1)	In order to obtain one Common Share, 10 warrants must be exercised. All unexercised warrants expired on December 3, 2018.

The fair value of the derivative warrant liabilities was estimated using the Black-Scholes option pricing model and based on the following assumptions:

	Warrant liabilities issued May 2018		Warrant liabilities issued December 27, 2017
	June 30, 2019	March 31, 2019	June 30, 2019	March 31, 2019
Exercise price	$1.31	$1.31	US $1.26	US $1.26
Share price	$1.46	$1.35	US $1.14	US $1.02
Risk-free interest	1.39%	1.52%	1.76%	2.23%
Estimated life	3.86 years	4.11 years	3.5 years	3.75 years
Expected volatility	95.07%	94.58%	103.20%	107.57%

8.	Capital and other components of equity:

(a)	Issuance of shares:

During the three-month periods ended June 30, 2019, and June 30 2018, the Corporation issued nil and 30,348 shares respectively, to settle the payment of accrued interest on the unsecured convertible debentures, with the corresponding amount recorded to share capital.

9

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

8.	Capital and other components of equity (continued):

(b)	Warrants:

The warrants of the Corporation are composed of the following as at June 30, 2019 and March 31, 2019:

	June 30, 2019		March 31, 2019
	Number outstanding	Amount	Number outstanding	Amount
		$		$

Liability

May 2018 over-allotment
Warrants 2018 (i)	10,168,100	8,912	10,188,100	8,246
Series December 2017 US Public offering
Warrants 2017 (ii)	9,801,861	8,572	9,801,861	8,017
	19,969,961	17,484	19,989,961	16,263

Equity

Public offering warrants
Public offering Broker warrants May 2018(iii)	547,975	283	547,975	283
Series December 2017 US Broker warrants (iv)	495,050	406	495,050	406
Public offering warrants February 2017 (v)	1,904,034	—	1,904,034	—

Private Placement – contingent warrants
2017 Unsecured convertible debenture conversion option and contingent warrants (vi)	1,052,630	309	1,052,630	309
	3,999,689	998	3,999,689	998

(i)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.31, expiring on May 9, 2023.
(ii)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.26, expiring on December 27, 2022.
(iii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.05, expiring on May 9, 2023.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.2625, expiring on December 27, 2022.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022.
(vi)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $129. Exercisable only for any portion of or all debentures paid by the Corporation prior to maturity.

9.	Government assistance:

Government assistance is comprised of research and development investment tax credits receivable from the provincial government, which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded. For the three-month periods ended June 30, 2019 and June 30, 2018, the Corporation recorded $100 and $70, respectively, as a reduction of research and development expenses in the Statement of Earnings and Comprehensive Loss.

10

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

10.	Financial (expenses), income, net:

	Three-month periods ended
	June 30, 2019	June 30, 2018
	$	$

Interest Income	138	37
Foreign exchange gain (loss)	74	(24)
Interest payable on convertible debenture	(40)	(40)
Accretion of interest on convertible debenture	(50)	(51)
Transaction costs related to derivative warrant liabilities	—	(653)
Change in fair value of warrant liability	(1,239)	3,233

Financial (expenses), income, net	(1,117)	2,502

11.	Share-based payment:

At June 30, 2019 the Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation (“Stock Option Plan”). The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and (i) all options granted to a director will be vested evenly on a quarterly basis over a period of at least eighteen (18) months, and (ii) all options granted to an employee will be vested evenly on a quarterly basis over a period of at least thirty-six (36) months.

The total number of shares issued to any one consultant within any twelve-month period cannot exceed 2% of the Corporation’s total issued and outstanding shares (on a non-diluted basis). The Corporation is not authorized to grant within any twelve-month period such number of options under the stock option plan that could result in a number of Common Shares issuable pursuant to options granted to (a) related persons exceeding 2% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 2% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted.

11

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

11.	Share-based payment (continued):

The following table summarizes information about activities within the stock option plan for the three-month periods ended:

	June 30, 2019		June 30, 2018
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	1.25	4,046,677	1.81	2,284,388
Granted	1.31	791,617	-	-
Exercised	0.77	(3,000)	-	-
Forfeited	0.77	(1,000)
Expired	-	-	-	-
Outstanding at end of period	1.26	4,834,294	1.81	2,284,388

Exercisable at end of period	1.53	2,193,033	1.89	1,079,392

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

June 30, 2019

Exercise price	1.31
Share price	1.31
Dividend	—
Risk-free interest	1.58%
Estimated life	5.79 years
Expected volatility	89.18

At the grant date, the weighted average fair value of the options granted to employees and directors during the three-month period ended June 30, 2019 was $0.96. No options were granted to consultants. For the three-month periods ended June 30, 2019, and June 30, 2018, the Corporation recognized stock-based compensation expense in the amount of $325 and $251, respectively.

Share-based payment transactions:

The fair value of share-based payment transaction is measured using the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

12

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

12.	Supplemental cash flow disclosure:

(a)	Changes in non-cash operating items:

	Three-month periods ended
	June 30, 2019	June 30, 2018
	$	$
Receivables	(231)	141
Prepaid expenses	507	128
Other Assets	—	(17)
Trade and other payables	185	3,230
	461	3,482

(b)	Non-cash transactions:

	Three-month periods ended
	June 30, 2019	June 30, 2018
	$	$
Equity settled share-based payment included in equity	900	40
Equipment included in trade and other payables	—	183
Interest payable included in trade and other payables	40	39

13.	Commitments and contingencies:

Research and development contracts and contract research organizations agreements:

The Company utilizes contract manufacturing organizations related to the development and production of clinical material and clinical research organizations to perform services related to the Company’s clinical trials. Pursuant to these agreements with manufacturing and contract research organizations, the Company has the right to terminate the agreements either without penalties or under certain penalty conditions.

During Fiscal 2018, the Corporation entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a commitment of $59 over the remaining nine months of the lease term.

14.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at June 30, 2018 approximates the carrying amount and was measured using level 3 inputs.

13

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month periods ended June 30, 2019 and June 30, 2018

14.	Determination of fair values (continued):

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 inputs.

As at June 30, 2019 the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $603 or a gain of $631, respectively.

15.	Subsequent events:

Warrants Exercised

Based on the most recent information from our registrar and transfer agent, Computershare, Investor Services Inc., during the period from July 1 to August 12, 2019, 5,940,186 warrants have been exercised for total proceeds of approximately $8.1 million.

14